As filed with  the Securities and Exchange Commission on June 22, 2004

                                                   Registration No. 333 - 116228
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------

                    PRE-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                   FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                -----------------

                              KongZhong Corporation
   (Exact name of issuer of deposited securities as specified in its charter)

                                -----------------

                                 Not Applicable
                   (Translation of issuer's name into English)

                                -----------------

                               The Cayman Islands
            (Jurisdiction of incorporation or organization of issuer)

                      ------------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                -----------------

                                 111 Wall Street
                            New York, New York 10043
                                 (212) 657-5100
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                -----------------

                              CT Corporation System
                         111 Eighth Avenue (13th floor)
                            New York, New York 10011
                                 (212) 894-8600
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                      ------------------------------------

                                   Copies to:

           Chun Wei, Esq.                          Herman H. Raspe, Esq.
       Sullivan & Cromwell LLP              Patterson, Belknap, Webb & Tyler LLP
             28th Floor                         1133 Avenue of the Americas
     Nine Queen's Road Central,                   New York, New York 10036
              Hong Kong

                      ------------------------------------

It is proposed that this filing become effective under Rule 466:
                                                  |_|   immediately upon filing.
                                                  |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |X|

                      ------------------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered            Per Unit*             Price**           Registration Fee
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each               N/A                   N/A                  N/A                   N/A
representing forty (40) ordinary
shares of KongZhong Corporation
--------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Pre-Effective Amendment No. 1 to the Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            -------------------------------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt - Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt - Top Center.

Terms of Deposit:

     (i)    The amount of deposited securities represented by      Face of Receipt - Upper right corner.
            one American Depositary Share ("ADS")

     (ii)   The procedure for voting, if any, the deposited        Reverse of Receipt - Paragraphs (16)
            securities                                             and (17).

     (iii)  The collection and distribution of dividends           Reverse of Receipt - Paragraph (14).

     (iv)   The transmission of notices, reports and proxy         Face of Receipt - Paragraph (13);
            soliciting material                                    Reverse of Receipt - Paragraphs (16) and (17).

     (v)    The sale or exercise of rights                         Reverse of Receipt - Paragraphs (14)
                                                                   and (16).

     (vi)   The deposit or sale of securities resulting from       Face of Receipt - Paragraphs (3) and (6);
            dividends, splits or plans of reorganization           Reverse of Receipt - Paragraphs (14) and (18).

     (vii)  Amendment, extension or termination of the deposit     Reverse of Receipt - Paragraphs (22) and (23) (no
            agreement                                              provision for extensions).

     (viii) Rights of holders of Receipts to inspect the           Face of Receipt - Paragraph (13).
            transfer books of the Depositary and the list of
            holders of ADSs

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            -------------------------------------------------
     (ix)   Restrictions upon the right to deposit or withdraw     Face of Receipt - Paragraphs (2), (3), (4), (6),
            the underlying securities                              (7), (9) and (10).

     (x)    Limitation upon the liability of the Depositary        Face of Receipt - Paragraph (7);
                                                                   Reverse of Receipt - Paragraphs (19) and (20).
     (xi)   Fees and charges which may be imposed directly  or     Face of Receipt - Paragraph (10).
            indirectly on holders of ADSs

Item 2.     AVAILABLE INFORMATION                                  Face of Receipt - Paragraph (13).

      The Company will be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, will file certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, and at the principal executive office of the depositary, and may be retrieved from the Commission's website at www.sec.gov.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Form of Deposit Agreement, by and among KongZhong Corporation (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder ("Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages to the Registration Statement on Form F-6 (File No. 333 - 116228) previously filed with the Commission on June 7, 2004.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among KongZhong Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 22nd day of June, 2004.

                                       Legal entity created by the Deposit
                                       Agreement under which the American
                                       Depositary Shares registered hereunder
                                       are to be issued, each American
                                       Depositary Share representing forty (40)
                                       ordinary shares, par value $0.0000005
                                       per share, of KongZhong Corporation.

                                       CITIBANK, N.A., solely in its capacity as Depositary


                                       By: /s/ Susan A. Lucanto
                                           -------------------------------------
                                           Name:  Susan A. Lucanto
                                           Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, KongZhong Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Hong Kong, on June 22, 2004.

                                       KONGZHONG CORPORATION


                                       By: /s/ Yunfan Zhou
                                           -------------------------------------
                                           Name:  Yunfan Zhou
                                           Title: Chairman and CEO

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on June 22, 2004.

Signature                               Name and Title
---------                               --------------


/s/ Yunfan Zhou                         Yunfan Zhou, Chairman and Chief
-------------------------------         Executive Officer


/s/ Nick Yang                           Nick Yang, Director, President and
-------------------------------         Chief Technology Officer


/s/ Richard Wei                         Richard Wei, Chief Financial Officer
-------------------------------


**                                      Yang Yang, Controller
-------------------------------


*                                       Fan Zhang, Director
-------------------------------


*                                       Charlie Y. Shi, Independent Director
-------------------------------


*                                       Yongqiang Qian, Independent Director
-------------------------------

Authorized Representative in the U.S.


/s/ Gregory F. Lavelle                  Gregory F. Lavelle, Puglisi & Associates
-------------------------------

*signed by Yunfan Zhou as an attorney-in-fact.
**signed by Richard Wei as an attorney-in-fact.

                                Index to Exhibits

                                                                  Sequentially
Exhibit        Document                                           Numbered Page
-------        --------                                           -------------

(a)            Form of Deposit Agreement

(d)            Opinion of counsel to the Depositary